Room 4561

September 17, 2007

Mr. Pascal W. Di Fronzo
Senior Vice President, General Counsel
and Secretary
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

      Re: Autodesk, Inc.
             Form 10-K for the Fiscal Year Ended January 31, 2007
             Filed June 4, 2007
             Form 8-K Filed August 16, 2007
             File No. 000-14338

Dear Mr. Di Fronzo:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Mark Kronforst
                    Accounting Branch Chief